UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of November, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  November 23, 2006                   /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President


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                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                   NOVEMBER 23, 2006

                ROCHESTER RECEIVES APPROVAL TO CLOSE ACQUISITION
                 OF REMAINING 49% INTEREST IN MINA REAL PROJECT

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): The Board of Directors is pleased to announce that conditional approval has been received from the TSX Venture Exchange to issue 10,500,000 common shares of the Company in connection with the acquisition of the remaining 49% interest in the Mina Real Project previously announced on October 19, 2006. Subject to TSXV receipt of satisfactory results from the background search on Dr. Alfredo Parra, the transaction is scheduled to close on December 1, 2006.

The Company also wishes to announce a non-brokered private placement of 700,000 units, at $1.15 per unit, with each unit consisting of one share and a full warrant. Each warrant will be exercisable at $1.40 for a term of two years and will contain a forced conversion provision which comes into effect after June 30, 2007 should the shares trade in excess of $2.30 per share for 45 consecutive trading days. The private placement is subject to regulatory approval. In addition, three associated institutional investors have voluntarily exercised 900,000 warrants at $1.15 and agreed to subscribe to 300,000 Units of the aforenoted private placement.

Upon closing of the acquisition and the private placement, the Company will have 25,421,735 common shares outstanding. The largest single shareholder of the Company will be Dr. Alfredo Parra, the President of Mina Real Mexico and founder of the Mina Real Project, who will own 13.7% of the outstanding common shares of the Company.

"WE ARE EXTREMELY PLEASED WITH THE DEDICATION AND PROFESSIONALISM EXHIBITED BY OUR MEXICAN BASED MANAGEMENT TEAM HEADED BY DR. PARRA IN BRINGING THIS PROJECT TO ITS CURRENT STATUS IN SUCH A SHORT PERIOD OF TIME. NOTWITHSTANDING THE ABNORMALLY HEAVY AND EXTENDED RAINY SEASON EXPERIENCED FROM JULY TO MID-OCTOBER, THE CONSTRUCTION OF THE CONVENTIONAL MILLING FACILITY AND RELATED INFRASTRUCTURE IS NEARING COMPLETION WITH START-UP EXPECTED TO TAKE PLACE IN DECEMBER 2006. THE FIRST SMELTER REVENUES ARE EXPECTED TO BE RECEIVED WITHIN THREE WEEKS OF COMMENCEMENT OF MILLING OPERATIONS UNDER AN ARRANGEMENT REACHED WITH A LOCAL SMELTER FACILITY,.

THE COMPANY'S STRATEGY IS TO UTILIZE THE CASH FLOW FROM MINING AND MILLING OPERATIONS TO EXTEND ITS KNOWLEDGE OF OVER 6 KILOMETERS OF IDENTIFIED MINERALIZED STRUCTURES ON THE MINA REAL PROPERTIES IN ORDER TO EXPAND INITIAL MILLING OPERATIONS TO THE 300+ TONNES/DAY LEVEL IN A TIMELY MANNER. CONCURRENTLY, THE COMPANY WILL BE CONCENTRATING ON THE ACQUISITION OF ADVANCED EXPLORATION AND DEVELOPMENT PROPERTIES IN THE REGION EITHER SOURCED 100% BY THE COMPANY'S MANAGEMENT OR ACQUIRED THROUGH JOINT VENTURES WITH JUNIOR EXPLORATION ORIENTED COMPANIES OR MAJORS WHO DON'T HAVE THE LOCAL EXPERTISE OR STRATEGIC DESIRE TO OPERATE SMALLER MINING PROJECTS WITH CAPACITY IN THE RANGE OF 200-500 TONNES/DAY." stated Douglas F. Good, President.

An independent feasibility study has not been obtained on the Mina Real project, which may increase the risk that the planned operations are not economically viable. The board has relied on the work of its corporate management, an outside consultant and the project management in Mexico who have extensive experience in similar size projects from the construction and operational perspective.


ON BEHALF OF THE BOARD                        INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                                    Douglas F. Good
--------------------------------
Douglas F. Good, President & CEO                   Tel: 1-877-541-6285
                                          Email: info@rochesterresourcesltd.com
                                         Website: www.rochesterresourcesltd.com

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

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